EXHIBIT-99

                                  RISK FACTORS

    There are various risks in purchasing our securities and investing in our business, including those described below. You should carefully consider these risk factors together with all other information included in this Form 10-Q.

Future losses could impair our ability to raise capital or borrow money and consequently affect our stock price.

    Although we recorded earnings from continuing operations of $11.5 million for the nine months ended September 30, 2000, $8.7 million for the twelve months ended December 31, 1999 and $3.5 million in 1998, we cannot assure you that we will be profitable in future periods. Losses in future periods could impair our ability to raise additional capital or borrow money as needed, and could decrease our stock price.

We may not be able to obtain the financing we need to fund our operations and, as a result, our profitability could be reduced.

    Our operations require large amounts of capital. We have borrowed, and will continue to borrow, substantial amounts to fund our operations. If we cannot obtain the financing we need on a timely basis and on favorable terms, our business and profitability could be materially adversely affected. We currently obtain our financing through three primary sources: a revolving credit facility with General Electric Capital Corporation, securitization transactions, and loans from other sources.

    Revolving Credit Facility with GE Capital. Our revolving facility with GE Capital is our primary source of operating capital. We have pledged substantially all of our assets to GE Capital to secure the borrowings we make under this facility. Although this facility has a maximum commitment of $125 million, the amount we can borrow is limited by the amount of certain types of assets that we own. When we have used all our capacity under the revolving facility, our liquidity can be adversely affected unless we can find alternative financing sources. The revolving facility expires in June 2001 and, even if we continue to satisfy the terms and conditions of the revolving facility, we may not be able to extend its term beyond the current expiration date. If we cannot extend the term of the revolving facility or replace that facility with a substitute facility, our operations would be materially adversely affected.

    Securitization Transactions - We can restore capacity under the GE facility from time to time by securitizing portfolios of finance receivables. Our ability to successfully complete securitizations and how favorable the terms of our securitizations will be to us may be affected by several factors, including:

o        the condition of securities markets generally;
o        conditions in the asset-backed securities markets specifically;
o        the credit quality of our loan portfolio; and
o        the performance of our servicing operations.

    Contractual Restrictions - The revolving facility, the securitization program, and our other credit facilities contain various restrictive covenants. Under these credit facilities, we must also meet certain financial tests. Failure to satisfy the covenants in our credit facilities or our securitization program could preclude us from further borrowing under the defaulted facility, could cause cross defaults to our other debt, and could prevent us from securing alternate sources of funds necessary to operate our business.

    Recent Waivers. From time to time, we incur technical or other breaches under our material credit facilities, and we have obtained waivers from the applicable lenders. There can be no assurance that we will continue to receive waivers and our inability to obtain these waivers may have a material impact on our ability to obtain or retain operating capital.

We have a high risk of credit losses because of the poor creditworthiness of our borrowers.

    Substantially all of the sales financing that we extend and the loans that we service are with sub-prime borrowers. Sub-prime borrowers generally cannot borrow money from traditional lending institutions, such as banks, savings and loans, credit unions, and captive finance companies owned by automobile manufacturers, because of their poor credit histories and/or low incomes. Loans to sub-prime borrowers are difficult to collect and are subject to a high risk of loss. We have established an allowance for credit losses to cover our anticipated credit losses. We periodically review and may make upward or downward adjustments to the allowance based upon whether we believe the allowance is adequate to cover our anticipated credit losses. However, our allowance may not be sufficient to cover our credit losses or we may need to increase our provision or allowance if certain adverse factors arise, including unanticipated or material increases in delinquencies or charge offs. A significant variation in the timing of or increase in credit losses in our portfolio, or a substantial increase in our allowance or provision for credit losses, would have a material adverse effect on our net earnings.

Interest rates affect our profitability.

    Much of our financing income results from the difference between the rate of interest that we pay on the funds we borrow and the rate of interest that we earn on the loans in our portfolio. While we earn interest on the loans that we own at a fixed rate, we pay interest on our borrowings under our revolving facility at a floating rate. When interest rates increase, our interest expense increases and our net interest margins decrease. Increases in our interest expense that we cannot offset by increases in interest income will lower our profitability.

Laws that limit the interest rates that we can charge can adversely affect our profitability.

    We operate in many states that impose limits on the interest rate that a lender may charge. When a state limits the amount of interest that we can charge on our installment sales loans, we may not be able to offset any increased interest expense caused by rising interest rates or greater levels of borrowings under our credit facilities. Therefore, these interest rate limitations can adversely affect our profitability.

Government regulation may limit our ability to recover and enforce receivables or to repossess and sell collateral.

    We are subject to ongoing regulation, supervision, and licensing under various federal, state, and local statutes, ordinances, and regulations. If we do not comply with these laws, we could be fined or certain of our operations could be interrupted or shut down. Failure to comply could, therefore, have a material adverse effect on our operations. Among other things, these laws:

o require that we obtain and maintain certain licenses and qualifications; o limit or prescribe terms of the loans that we originate and/or purchase; o require specified disclosures to customers; o limit our right to repossess and sell collateral; and o prohibit us from discriminating against certain customers.

    We believe that we are currently in substantial compliance with all applicable material federal, state, and local laws and regulations. We may not, however, be able to remain in compliance with such laws. In addition, the adoption of additional statutes and regulations, changes in the interpretation of existing statutes and regulations, or our entry into jurisdictions with more stringent regulatory requirements could also have a material adverse effect on our operations.

    We are subject to pending actions and investigations relating to our compliance with various laws and regulations. While we do not believe that ultimate resolution of these matters will result in a material adverse effect on our business or financial condition (such as fines, injunctions or damages), there can be no assurance in this regard.

Events happening to other companies in our industry can adversely affect our operations and the value of our securities.

    In past years, several major used car finance companies have announced major downward adjustments to their financial statements, violations of loan covenants, related litigation, and other events. Companies in the used vehicle sales and financing market have also been named as defendants in an increasing number of class action lawsuits brought by customers claiming violations of various federal and state consumer credit and similar laws and regulations. In addition, some of these companies have filed for bankruptcy protection. These events:

o have lowered the value of securities of sub-prime automobile finance companies; o have made it more difficult for sub-prime lenders to borrow money; and o could cause more restrictive regulation of this industry.

If our current contingency plan is inadequate, we could have a system failure, which could adversely affect our ability to collect on loans, and comply with statutory requirements.

    We depend on our loan servicing and collection facilities and on long-distance and local telecommunications access to transmit and process information among our various facilities. We use a standard program to prepare and store off-site backup tapes of our main system applications and data files on a routine basis. We regularly revise our contingency plan; however, the plan as revised may not prevent a systems failure or allow us to timely resolve any systems failures. Also, a natural disaster, calamity, or other significant event that causes long-term damage to any of these facilities or that interrupts our telecommunications networks could have a material adverse effect on our operations.

We have continuing risks relating to the First Merchants transaction.

    We have entered into several transactions in the bankruptcy proceedings of First Merchants Acceptance Corporation. We have the right to 17 1/2% of recoveries on First Merchants' residual interests in certain securitized loan pools and other loans. However, if we lose our right to service these loans, our share of these residual interests can be reduced or eliminated. This could affect our future cash flow and profitability. In addition, if we meet certain conditions, we have the right to issue our common stock to First Merchants or its unsecured creditors or equity holders in exchange for a portion of First Merchants' 82 1/2% share of collections on the residual interests. However, we must estimate anticipated collections in advance to determine the amount of stock to issue, and if our estimates are not accurate we could issue too many shares of our common stock and dilute our shareholders.

We have slowed our growth which eventually could negatively affect our earnings and profitability or, even if we make acquisitions, they may be unsuccessful or strain or divert our resources from more profitable operations.

    In 1999, we completed two acquisitions. Although we have decided to slow our growth for the foreseeable future and have not made any acquisitions thus far this year, we intend to consider additional acquisitions, alliances, and transactions involving other companies that could complement our existing business if we can do so with little to no capital or if we can raise additional capital for any such transactions. However, we may not be able to raise additional capital or identify suitable acquisition parties, joint venture candidates, or transaction counterparties. Also, even if we can identify suitable parties, we may not be able to consummate these transactions on terms that we find favorable. Further, a failure to grow, or obtain capital for or allocate sufficient resources to the growth of our business, could eventually negatively affect our earnings and/or profitability, which could adversely affect the value of our outstanding securities.

    We may also not be able to successfully integrate any businesses that we acquire into our existing operations. If we cannot successfully integrate acquisitions, our operating expenses may increase. This increase would affect our net earnings, which could adversely affect the value of our outstanding securities. Moreover, these types of transactions may result in potentially dilutive issuance of equity securities, the incurrence of additional debt, and amortization of expenses related to goodwill and intangible assets, all of which could adversely affect our profitability. These transactions involve numerous other risks as well, including the diversion of management attention from other business concerns, entry into markets in which we have had no or only limited experience, and the potential loss of key employees of acquired companies. Occurrence of any of these risks could have a material adverse effect on us.

Increased competition could adversely affect our operations and profitability.

    Our primary competitors are the numerous small buy-here pay-here used car dealers that operate in the sub-prime segment of the used car sales industry. We attempt to distinguish ourselves from our competitors through name recognition and other factors. However the advertising and infrastructure required by these efforts increase our operating expenses. There is no assurance that we can successfully distinguish ourselves and compete in this industry. In addition, in recent years, a number of larger companies with significant financial and other resources, have entered or announced plans to enter the used car sales industry. Although these companies do not currently compete with us in the sub-prime segment of the market, they compete with us in the purchase of inventory, which can result in increased wholesale costs for used cars and lower margins. They could also enter the sub-prime segment of the market at any time.

    Increased competition may cause downward pressure on the interest rates that we charge on loans originated by our dealerships. Either change could have a material effect on the value of our securities.

The success of our operations depends on certain key personnel.

    We believe that our ability to successfully implement our business strategy and to operate profitably depends on the continued employment of our senior management team. The unexpected loss of the services of any of our key management personnel or our inability to attract new management when necessary could have a material adverse effect on our operations. We do not currently maintain key person life insurance on any member of our senior management team other than Gregory B. Sullivan, our President and Chief Executive Officer.

We may issue stock in the future that will dilute the value of our existing stock.

    We have the ability to issue common stock or securities exercisable for or convertible into common stock, which may dilute the securities our existing stockholders now hold. In particular, issuance of any or all of the following securities may dilute the value of the securities that our existing stockholders now hold: o we have granted warrants to purchase a total of approximately 1.2 million shares of our common stock to various parties,  with exercise prices ranging from $6.75 to $20.00 per share;
o we may issue additional warrants in connection with future transactions; o we may issue common stock under our various stock option plans; and

o we may issue common stock in the First Merchants transaction in exchange for an increased share of collections on certain loans that we service for First Merchants.

The voting power of our principal stockholder may limit your voting rights.

    Mr. Ernest C. Garcia, II, our Chairman, or his affiliates held approximately 32.2% of our outstanding common stock as of December 31, 1999, which percentage has increased as a result of our 2000 Exchange Offer and stock repurchases. As of September 30, Mr. Garcia owned approximately 36.5% of our outstanding common stock. As a result, Mr. Garcia has a significant influence upon our activities as well as on all matters requiring approval of our stockholders. These matters include electing or removing members of our board of directors, engaging in transactions with affiliated entities, causing or restricting our sale or merger, and changing our dividend policy. The interests of Mr. Garcia may conflict with the interests of our other stockholders.

If we continue to purchase our common stock or if our principal shareholder purchases our common stock, doing so will enhance his ability to take over and/or control us.

    On October 3, 2000, our chairman and principal shareholder, Mr. Garcia, made an offer to the board of directors to purchase all of our outstanding shares of common stock not already held by him. While Mr. Garcia has since withdrawn his offer, he has indicated in his filings with the Securities and Exchange Commission that he has a continuing interest in acquiring all of our outstanding common stock. He may or may not make another offer. If we continue to repurchase our outstanding shares of common stock, engage in any exchange offers for our common stock as we have done in the past or if Mr. Garcia purchases our common stock, the percentage of the company owned by Mr. Garcia will increase. If this happens, it will enhance Mr. Garcia's ability to take over and/or control us.

There is a potential anti-takeover or dilutive effect if we issue preferred stock.

    Our certificate of incorporation authorizes us to issue "blank check" preferred stock. Our board of directors may fix or change from time to time the designation, number, voting powers, preferences, and rights of this stock. Such issuance's could make it more difficult for a third party to acquire us by reducing the voting power or other rights of the holders of our common stock. Preferred stock can also reduce the market value of the common stock.

There may be adverse consequences from issuing blank check common stock, including a potential anti-takeover or dilutive effect.

    We have approval from our shareholders to amend and have amended our certificate of incorporation to authorize us to issue additional series of common stock which we refer to as "blank check" common stock. Upon the filing of such an amendment to our certificate of incorporation, our board of directors may create new series of common stock from time to time in addition to the existing common stock and may fix:

     o the designation, voting powers, liquidation rights, conversion rights, redemption rights, dividends and distributions, preferences and relative, participating, optional and other rights, if any, of each such series; o the qualifications, limitations or restrictions, if any, of each such series; and o the number of shares constituting each such series.

Blank check common stock could also:

     o negatively affect shareholder rights and the value of existing common stock; o have rights that are preferential or superior to the existing common stock; o track the performance of certain assets, groups of assets, businesses or subsidiaries of the company;

     o increase the complexity and administrative costs of our capital structure, which could negatively impact our financial condition and the value of our common stock; o create potential conflicts of interest and our board of directors could make decisions that adversely affect holders of our existing common stock; and/or o give rise to occasions when the interests of holders of one series might diverge or appear to diverge from the interests of holders of another series.

     Blank check common stock also may be viewed as being an "anti-takeover" device. Our board could create and issue series of common stock with terms that could make a takeover attempt by a third party more difficult to complete and such stock may also be used in connection with the issuance of a stockholder rights plan, sometimes called a "poison pill."